As filed with the Securities and Exchange Commission on _____________ ___, 1998
                                  Registration No. 333- ________________________

                       ----------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                   FORM 11-K
       FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
                                      1934
                   For the plan year ended December 31, 1997
                                       or
 ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
                                    OF 1934

            For the transition period from __________ to __________
                            Commission File Number:
 Full title of the plan and the address of the plan, if different from that of the issuer named below:

          PBH Employees' Savings and Investment Plan (In Liquidation)

 Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Wesley Jessen VisionCare, Inc.
                             333 East Howard Avenue
                        Des Plaines, Illinois 60018-5903
                             _____________________

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, Wesley Jessen Corporation as Plan Administrator with respect to the PBH Employees' Savings and Investment Plan (in liquidation), has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         WESLEY JESSEN CORPORATION



Date:  June 30, 1998.                    By:/s/ Michael R. Southard
                                            ------------------------------------
                                            Michael R. Southard, Vice President,
                                            Human Resources

                   PBH EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                                (IN LIQUIDATION)
                                 --------------


                FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
                -----------------------------------------------



                           DECEMBER 31, 1997 AND 1996
                           --------------------------

                           PBH EMPLOYEES' SAVINGS AND
                                INVESTMENT PLAN
                                (IN LIQUIDATION)
                                 --------------

            INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
            --------------------------------------------------------


                                                                        Page
                                                                        ----



Report of independent accountants                                       1-2

Financial statements:

     Statements of net assets available for plan benefits, with          3
     fund information at December 31, 1997 and 1996

     Statements of changes in net assets available for plan benefits,   4-5
     with fund information for the years ended December 31, 1997 and 1996

Notes to financial statements                                           6-10

Additional information:

     Line 27(d) - Schedule of reportable transactions                Schedule I
      for the year ended December 31, 1997

All other schedules of additional financial information required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------



May 21, 1998


To the Participants and the Administrative Committee of the PBH Employees' Savings and Investment Plan (in liquidation)

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the PBH Employees' Savings and Investment Plan (in liquidation) at December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in
Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedule I and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 21, 1998
To the Participants and the Administrative Committee
 of the PBH Employees' Savings and Investment Plan (in liquidation)
Page 2

As further discussed in Note 1 of the financial statements, the Board of Directors of PBH, Inc., an indirect subsidiary of Wesley Jessen VisionCare, Inc., the Plan's Sponsor, voted to merge the Plan into the Wesley Jessen Savings and Retirement Plan (401K and Profit Sharing Component) on December 31, 1997. In accordance with generally accepted accounting principles, the Plan has changed its basis of accounting used to determine the amounts at which plan assets are stated, from the ongoing basis used in presenting the December 31, 1996 financial statements to the liquidation basis used in presenting December 31, 1997 financial statements.




/s/ Price Waterhouse LLP
    Chicago, Illinois

                           PBH EMPLOYEES' SAVINGS AND
                                INVESTMENT PLAN
                                (IN LIQUIDATION)
                                 --------------

                            STATEMENT OF NET ASSETS
                          AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                         AT DECEMBER 31, 1997 AND 1996
                         -----------------------------

                                                           December 31, 1996
                                              -------------------------------------------

                                                           Fund Information
                                              -------------------------------------------
                                               SEI Trust        American      Twentieth
                             December 31,        Benham          Century       Century
                                 1997         Preservation      Balanced        Growth
                                Total             Fund            Fund           Fund
                             ------------     ------------     ----------     -----------
Registered investment
 company funds               $      -         $ 9,507,989      $1,950,051     $ 4,521,978

Receivables:
 Participant contributions          -              19,934           6,508           9,175
 Employer contributions             -               9,451           3,406           4,383
 Loan payments                      -              10,690           3,098           2,709
 Interest and dividends             -              43,376               -               -
                             ------------     ------------     ----------     -----------
   Total receivables                               83,451          13,012          16,267

Loans to participants               -                  -                -               -
                             ------------     ------------     ----------     -----------
Net assets available for
  plan benefits              $     -          $ 9,591,440      $1,963,063     $ 4,538,245
                             ============     ============     ==========     ===========




                                                    Fund Information
                                     ----------------------------------------------
                                       Twentieth
                                        Century         Twentieth        Twentieth
                                     International       Century          Century
                                        Growth            Select           Vista
                                         Fund              Fund            Fund
                                     -------------     ------------     -----------
Registered investment
    company funds                    $   2,067,766     $  3,063,989     $ 3,066,850

Receivables:
    Participant contributions                5,320            8,051           8,236
    Employer contributions                   2,572            3,904           3,923
    Loan payments                            1,458            4,145           5,019
    Interest and dividends                       -                -               -
                                     -------------     ------------     -----------
        Total receivables                    9,350           16,100          17,178

Loans to participants                            -                -               -
                                     -------------     ------------     -----------
Net assets available for
    plan benefits                    $   2,077,116     $  3,080,089     $ 3,084,028
                                     =============     ============     ===========


                                                      Fund Information
                                 ---------------------------------------------------------
                                  Twentieth      Twentieth       American
                                   Century        Century        Century
                                    Ultra        Heritage         Value        Participant
                                    Fund           Fund            Fund           Loans           Total
                                 ----------     -----------     ----------     -----------     ------------
Registered investment
    company funds                $1,246,831     $   406,002     $1,005,415               -     $ 26,836,871

Receivables:
    Participant contributions         6,678           1,981          2,940               -           68,823
    Employer contributions            2,862             832          1,274               -           32,607
    Loan payments                     3,586             342          1,162               -           32,209
    Interest and dividends                -               -              -               -           43,376
                                 ----------     -----------     ----------     -----------     ------------
        Total receivables            13,126           3,155          5,376               -          177,015

Loans to participants                     -               -              -       1,361,483        1,361,483
                                 ----------     -----------     ----------     -----------     ------------
Net assets available for
    plan benefits                $1,259,957     $   409,157     $1,010,791     $ 1,361,483     $ 28,375,369
                                 ==========     ===========     ==========     ===========     ============

   The accompanying notes are an integral part of these financial statements.

                           PBH EMPLOYEES' SAVINGS AND
                                INVESTMENT PLAN
                                (IN LIQUIDATION)
                                 --------------

                      STATEMENT OF CHANGES IN NET ASSETS
                          AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 1997
                     ------------------------------------

                                                                  FUND INFORMATION
                                   --------------------------------------------------------------------------------
                                                                              TWENTIETH
                                     SEI TRUST     AMERICAN     TWENTIETH      CENTURY     TWENTIETH     TWENTIETH
                                      BENHAM       CENTURY       CENTURY    INTERNATIONAL   CENTURY       CENTURY
                                   PRESERVATION    BALANCED      GROWTH        GROWTH        SELECT        VISTA
                                       FUND         FUND          FUND          FUND          FUND         FUND
                                   -----------  ------------   -----------   -----------   -----------   -----------
Investment income -
  Interest and dividends           $   389,219   $   211,132   $   744,655   $   234,129   $   545,518   $   113,937

Net appreciation (depreciation)
  in fair value of investments               -       115,611       545,779       163,917       429,584      (320,690)

Contributions:
 Participant                           408,725       131,999       223,368       129,270       187,457       158,080
 Employer                              203,402        66,935       105,971        59,024        88,894        75,656
                                   -----------  ------------   -----------   -----------   -----------   -----------
   Total contributions                 612,127       198,934       329,339       188,294       276,351       233,736

Rollovers and other transfers
 to the plan                            23,562        23,587            -            206        23,678           290

Loan payments                          289,902        48,180       94,124         60,990        85,825        78,028

Distributions and withdrawals       (4,211,161)     (611,429)  (1,279,716)      (941,460)   (1,132,581)     (712,584)

Interfund transfers                    (81,507)       62,833      (19,879)      (117,453)       69,551      (603,324)

Transfer to other plan              (6,613,582)   (2,011,911)  (4,952,547)    (1,665,739)   (3,378,015)   (1,873,421)
                                   -----------  ------------   -----------   -----------   -----------   -----------

Decrease in assets during year      (9,591,440)   (1,963,063)  (4,538,245)    (2,077,116)   (3,080,089)   (3,084,028)

Net assets available for plan
 benefits:

 At beginning of period              9,591,440     1,963,063    4,538,245      2,077,116     3,080,089     3,084,028
                                   -----------  ------------   -----------   -----------   -----------   -----------
 At end of period                  $        -    $        -   $        -     $        -    $        -    $        -
                                   ===========  ============   ===========   ===========   ===========   ===========

                                        TWENTIETH   TWENTIETH     AMERICAN
                                         CENTURY     CENTURY       CENTURY
                                          ULTRA      HERITAGE      VALUE      WESLEY JESSEN   PARTICIPANT
                                           FUND        FUND         FUND       STOCK FUND        LOANS        TOTAL
                                       ----------   ---------   -----------   -------------  ------------  ------------
Investment income -
  Interest and dividends              $   318,775   $  96,477   $   165,641     $     405    $    96,029   $  2,915,917
Net appreciation (depreciation)
  in fair value of investments            (15,369)    (10,222)       48,639       134,948             -       1,092,197

Contributions:
 Participant                              143,456      45,839        69,724         6,907             -       1,504,825
 Employer                                  62,763      20,798        33,146         3,264             -         719,853
                                      -----------   ---------   -----------     ---------    -----------   ------------
   Total contributions                    206,219      66,637       102,870        10,171             -       2,224,678

Rollovers and other transfers
 to the plan                                2,581       7,871            -             -              -          81,775

Loan payments                              44,957      14,322        28,448         7,503       (752,279)            -

Distributions and withdrawals            (474,190)    (80,181)     (701,656)      (69,598 )      576,529     (9,638,027)

Interfund transfers                       169,413         726       347,042       172,598             -              -

Transfer to other plan                 (1,512,343)   (504,787)   (1,001,775)     (256,027 )   (1,281,762)   (25,051,909)
                                      -----------   ---------   -----------     ---------    -----------   ------------

Decrease in assets during year         (1,259,957)   (409,157)   (1,010,791)           -      (1,361,483)   (28,375,369)
Net assets available for plan
 benefits:

 At beginning of period                 1,259,957     409,157     1,010,791            -       1,361,483     28,375,369
                                      -----------   ---------   -----------     ---------    -----------   ------------
 At end of period                    $         -    $      -    $        -      $      -     $        -    $         -
                                      ===========   =========   ===========     =========    ===========   ============

  The accompanying notes are an integral part of these financial statements.

                          PBH EMPLOYEES' SAVINGS AND
                                INVESTMENT PLAN
                               (IN LIQUIDATION)
                                --------------

                      STATEMENT OF CHANGES IN NET ASSETS
                         AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 1996
                     ------------------------------------

                                                                                Fund Information
                                             ---------------------------------------------------------------------------------------
                                                                                                         Twentieth
                                              Bankers Trust     SEI Trust     American    Twentieth       Century        Twentieth
                                                 Capital         Benham       Century      Century      International     Century
                                              Preservation    Preservation    Balanced     Growth          Growth         Select
                                                   Fund            Fund          Fund        Fund           Fund           Fund
                                              -------------   ------------    --------     ----------   -------------   -----------
Investment income -
  Interest and dividends                       $  451,655     $   88,104    $  195,782     $   87,075    $  196,587     $   289,937

Net appreciation  (depreciation)
  in fair value of investments                      -               -           31,535        571,073        90,877         232,874

Contributions:
  Participant                                     461,852         57,277       173,007        284,501       178,858         231,685
  Employer                                        208,447         27,628        79,868        119,137        77,187         101,107
                                              -----------     ----------    ----------    -----------    ----------     -----------
    Total contributions                           670,299         84,905       252,875        403,638       256,045         332,792

Rollovers and other transfers
  to the plan                                       1,303          -             2,528          4,268         3,967           2,852

Loan payments                                     333,009         43,982        57,973        109,366        52,565         104,939

Distributions and withdrawals                  (2,201,523)      (170,392)     (480,991)    (1,257,567)     (437,952)       (782,340)

Interfund transfers                            (9,727,896)     9,544,841       (85,804)      (193,661)      (63,190)       (132,283)
                                              -----------     ----------    ----------    -----------    ----------     -----------
Increase (decrease) in assets
  during year                                 (10,473,153)     9,591,440       (26,102)      (275,808)       98,899          48,771

Net assets available for plan
  benefits:

  At beginning of period                       10,473,153          -         1,989,165      4,814,053     1,978,217       3,031,318
                                              -----------     ----------    ----------    -----------    ----------     -----------
  At end of period                            $     -         $9,591,440    $1,963,063    $ 4,538,245    $2,077,116     $ 3,080,089
                                              ===========     ==========    ==========    ===========    ==========     ===========


                                                                                 Fund Information
                                              --------------------------------------------------------------------------------------
                                                Twentieth      Twentieth    Twentieth       American
                                                 Century        Century      Century        Century
                                                  Vista          Ultra       Heritage        Value       Participant
                                                  Fund            Fund         Fund           Fund          Loans          Total
                                              -------------   ------------  ----------     ----------   -------------   -----------
Investment income -
  Interest and dividends                       $   219,168    $   67,177    $   25,160    $   96,298    $  109,448      $ 1,826,391

Net appreciation  (depreciation)
  in fair value of investments                     (41,385)       68,801        25,560        61,338         -            1,040,673

Contributions:
  Participant                                      233,304       154,414        49,715        79,045         -            1,903,658
  Employer                                         103,968        63,061        21,403        33,619         -              835,425
                                               -----------    ----------    ----------    -----------   ----------      -----------
    Total contributions                            337,272       217,475        71,118       112,664         -            2,739,083

Rollovers and other transfers
  to the plan                                        6,174        19,559        15,727         7,272         -               63,650

Loan payments                                       77,475        49,580        11,384        24,741      (865,014)           -

Distributions and withdrawals                     (559,127)     (269,870)      (82,756)     (203,166)      572,704       (5,872,980)

Interfund transfers                                106,160       154,601        14,540       382,692         -                -
                                               -----------    ----------    ----------    -----------   ----------      -----------
Increase (decrease) in assets
  during year                                      145,737       307,323        80,733       481,839      (182,862)        (203,183)

Net assets available for plan
  benefits:

  At beginning of period                         2,938,291       952,634       328,424       528,952     1,544,345       28,578,552
                                               -----------    ----------    ----------    -----------   ----------      -----------
  At end of period                             $ 3,084,028    $1,259,957    $  409,157    $1,010,791    $1,361,483      $28,375,369
                                               ===========    ==========    ==========    ===========   ==========      ===========

  The accompanying notes are an integral part of these financial statements.

                          PBH EMPLOYEES' SAVINGS AND
                                INVESTMENT PLAN
                               (IN LIQUIDATION)
                                --------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                          DECEMBER 31, 1997 AND 1996
                          --------------------------



NOTE 1 - PLAN DESCRIPTION:

The following description of the PBH Employees' Savings and Investment Plan is provided for general informational purposes. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan was a defined contribution savings and profit-sharing plan covering all eligible employees of Pilkington Barnes Hind, Inc. (the "Company"), a subsidiary of Wesley Jessen VisionCare, Inc.

Plan merger

In December, 1997, the Board of Directors of the Company voted to merge the Plan with the Wesley Jessen Savings and Retirement Plan, effective December 31, 1997. Because of the merger, the financial statements have been presented on the liquidation basis of accounting as of and for the year ended December 31, 1997. Prior to the merger on December 31, 1997 the plan provided for the following:

Administration

The Plan is administered by the Administrative Committee (the "Administrator") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Administrative Committee, on behalf of the Plan, has appointed Chase Manhattan Bank NA (the "Custodian") as the Plan's custodian.

Eligibility

The Plan provides benefits covering substantially all regular employees of the Company provided that they have completed at least 6 months of service.

Investments

The Plan provides participants with ten investment options as follows:

SEI Trust Benham                  Invests in Guaranteed Investment Contracts
 Preservation Fund                ("GICs") and GIC-like investments. The fund is
                                  managed by SEI Trust Company.

American Century Balanced         Invests in common stocks and bonds and other
 Fund                             fixed income securities.

Twentieth Century Growth          Invests in medium-sized companies; however,
 Fund                             the securities are not required to pay
                                  dividends.

Twentieth Century International   Invests primarily in common stocks of foreign
 Growth Fund                      companies.

Twentieth Century Select Fund     Invests in large capital companies whereby all
                                  stocks within the portfolio must pay
                                  dividends.

Twentieth Century Vista Fund      Invests in small capital companies which are
                                  relatively young firms in expanding, new industries.

Twentieth Century Ultra Fund      Invests in stocks of smaller to medium-sized
                                  companies.

Twentieth Century Heritage        Invests in smaller-sized companies whereby all
 Fund                             stocks within the portfolio must pay dividends
                                  or have made a commitment to the payment of regular dividends.

American Century Value Fund       Invests primarily in stocks of well-
                                  established companies that are believed to be undervalued at the time of purchase. The fund is designed to provide long-term appreciation with income as a secondary objective.

Wesley Jessen Stock Fund          Invests in common stock of Wesley Jessen
                                  VisionCare, Inc.


Contributions and vesting

The Plan provides that qualified employees may make pre-tax elective contributions to the Plan between 1% and 16% of annual compensation. Prior to March 31, 1996, the Company provided matching contributions at a rate of 50% of each participant's elective contribution up to 6% of annual compensation. Effective April 1, 1996, the plan was amended such that participants who as of March 31, 1996 had not reached age 50 or did not have 10 years of service, receive matching contributions at a rate of 75% of their elective contribution up to 6% of annual compensation. All other participants continue to receive matching contributions at a rate of 50% of each participant's elective contribution up to 6% of annual compensation. Contributions are subject to certain limitations as defined by the Internal Revenue Code of 1986 (the "Code").

Participant contributions vest upon deposit. Company contributions are fully vested after five years of service. Forfeitures of unvested amounts are used to offset future Company contributions. Plan earnings are allocated to the participants' accounts based on the ratio of each participants' accounts in each investment fund.

Distributions and withdrawals

In the event of retirement, death, disability, or termination of employment, a participant's vested interest in the Plan is distributable in a lump-sum payment or, at the election of the participant, in periodic installments. Under certain limited circumstances, participants may withdraw part or all of their pre-tax contributions while still employed by the Company.

Loans

Any participant may apply for a loan from the portion of their account attributable to their elective contributions. Loans must be a minimum of $1,000, with a maximum of the lesser of 50% of the participant's vested balance or $50,000 reduced by the highest outstanding balance of loans from the plan during the prior one-year period. Loan terms generally do not exceed five years, but loans for the purchase of a principal residence may have terms up to fifteen years. Each loan bears interest at a fixed rate which is commensurate with the prevailing market rates at the date the loan is issued.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Basis of accounting

The financial statements as of and for the year ended December 31, 1996 are prepared on the accrual basis of accounting. The financial statements as of and for the year ended December 31, 1997 are reported on the liquidation basis of accounting. Distributions to participants, however, are recorded when paid, in accordance with ERISA regulations. Participant distributions payable at year end are not presented as a liability in the statement of net assets available for plan benefits or as a distribution to participants in the statement of changes in net assets available for plan benefits.

Valuation of investments

Guaranteed Investment Contracts (GICs) with insurance companies and banks are stated at fair value, as determined by the custodian. Other investments, except loans receivable from participants, are presented at fair value as measured by quoted market values. Loans receivable from participants are recorded at historical value, which is considered to approximate fair value. Investment earnings are recognized when earned. Unrealized appreciation or depreciation resulting from changes in market value is recognized in the year in which it occurs.

Administrative expenses

In accordance with the Plan agreement, investment related expenses are paid from Plan assets and are included in the accompanying financial statements as an adjustment to the basis of securities purchased and sold. All administrative expenses which are not paid by the Plan are paid by the Company.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates by management regarding the reported amounts of assets and liabilities as well as the additions and deductions recognized during the reporting period. Actual results could differ from these estimates.

NOTE 3 - TAX STATUS:

The Internal Revenue Service has issued a favorable determination letter dated December 19, 1995 with respect to the qualified tax status of the Plan. The Plan administrator and the Company believe that the Plan is designed and is currently operating in compliance with the applicable Code requirements. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 4 - BENEFIT OBLIGATIONS:

At December 31, 1997, there were no outstanding benefit obligations for persons who have withdrawn from participation in the plan. Benefit obligations for persons who have withdrawn from participation in the Plan as of December 31, 1996 were as follows:



     SEI Trust Benham Preservation Fund             $474,041
     American Century Balanced Fund                    3,465
     Twentieth Century Growth Fund                     7,223
     Twentieth Century International Growth Fund       1,373
     Twentieth Century Select Fund                    11,795
     Twentieth Century Vista Fund                      2,599
     American Century Value Fund                      18,687
                                                    --------
     Participant Loans                                 6,983
                                                    --------
                                                    $526,166
                                                    ========

These amounts are reflected as distributions and liabilities in the Plan's December 31, 1996 Form 5500, but have not been reflected as distributions and liabilities within these financial statements.

NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

At December 31, 1997, there were no reconciling items between net assets available for plan benefits per the financial statements and net assets available for plan benefits per the Form 5500. The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 at December 31, 1996:


  Net assets available for plan benefits per
   the financial statements                               $28,375,369
  Amounts allocated to terminated participants               (526,166)
                                                          -----------
  Net assets available for plan benefits per Form 5500    $27,849,203
                                                          ===========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1997:


  Benefits paid to participants per the financial statements      $9,638,027
  Add:   Amounts allocated to terminated participants at
   December 31, 1997                                                   -
  Less:  Amounts allocated to terminated participants at
   December 31, 1996                                                (526,166)
                                                                  ----------
  Benefits paid to participants per Form 5500                     $9,111,861
                                                                  ==========

Amounts allocated to terminated participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1997, but not yet paid as of that date.

                                                                      SCHEDULE I
                                                                      ----------
                          PBH EMPLOYEES' SAVINGS AND
                                INVESTMENT PLAN
                               (IN LIQUIDATION)
                               ----------------

               LINE 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1997
                     ------------------------------------


                                                                                       Expense                      Current value
  Identity of party                                Purchase      Selling   Lease    incurred with     Cost of        of asset on
      involved            Description of asset      price         price    rental    transaction       asset      transaction date
---------------------     --------------------     --------      -------   ------   -------------     -------     ----------------
*American Century         SEI Trust Benham
 Services Corporation      Preservation Fund      $3,330,917     $   -     $  -     $     -         $3,330,917       $ 3,330,917

                                                       -       6,246,099      -           -          6,246,099         6,246,099

                          Twentieth Century
                           Growth Fund             1,511,758         -        -           -          1,511,758         1,511,758

                                                       -       1,642,523      -           -          1,387,765         1,642,523

                          Twentieth Century
                           International Growth
                           Fund                    1,379,051         -        -           -          1,379,051         1,379,051

                                                       -       1,950,227      -           -          1,771,362         1,950,227

                          Twentieth Century
                           Select Fund             1,440,132         -        -           -          1,440,132         1,440,132

                                                       -       1,566,299      -           -          1,340,677         1,566,299

                          Twentieth Century
                           Vista Fund              1,159,672         -        -           -          1,159,672         1,159,672

                                                       -       2,038,295      -           -          2,025,399         2,038,295




                                                         Net
  Identity of party                                    realized
      involved            Description of asset           gain
---------------------     --------------------         --------
*American Century         SEI Trust Benham
 Services Corporation      Preservation Fund           $   -

                                                           -

                          Twentieth Century
                           Growth Fund                     -

                                                        254,758

                          Twentieth Century
                           International Growth
                           Fund                            -

                                                        178,865

                          Twentieth Century
                           Select Fund                     -

                                                        225,622

                          Twentieth Century
                           Vista Fund                      -

                                                         12,896

*Represents party-in-interest